UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

APPTIO, INC.

(Name of Issuer)

CLASS A COMMON STOCK, par value $0.0001

(Title of Class of Securities)

03835C 10 8

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 03835C 10 8	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Gupta Family Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,860,000 (1)
	6	SHARED VOTING POWER Ø
	7	SOLE DISPOSITIVE POWER 1,860,000 (1)
	8	SHARED DISPOSITIVE POWER Ø
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 1,860,000 shares Class B common stock held of record by the Gupta Family Irrevocable Trust. Vineet Gupta, the sole trustee of the Gupta Family Irrevocable Trust and a citizen of India, exercises voting and investment control over the shares held of record by the Gupta Family Irrevocable Trust. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
(2)	Based on 23,087,064 shares of Class A Common Stock outstanding and 17,301,431 shares of Class B common stock outstanding, as reported in the Issuer’s Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2017, filed October 31, 2017. If all outstanding shares of Class B common stock were converted into Class A Common Stock, the percentage of class beneficially owned would be 4.6%.

Item 1 (a).	Name of Issuer:

Apptio, Inc., a Delaware corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

11100 NE 8th Street, Suite 600, Bellevue, WA 98004

Item 2 (a).	Name of Person Filing:

Gupta Family Irrevocable Trust

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

A-130, 2nd Floor, New Friends Colony, New Delhi - 110025, India

Item 2 (c).	Citizenship:

India

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2 (e).	CUSIP Number:

03835C 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 1,860,000

(b) Percent of class: 7.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,860,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,860,000

(iv) Shared power to dispose or to direct the disposition of: 0

The Gupta Family Irrevocable Trust beneficially owns 1,860,000 shares of Class A Common Stock of Apptio, Inc. as a result of the direct ownership of 1,860,000 shares of Class B Common Stock of Apptio, Inc., which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder on a one-for-one basis. Class B Common Stock has 10 votes per share and Class A Common Stock has one vote per share. Shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. Vineet Gupta, the sole trustee of the Gupta Family Irrevocable Trust, exercises voting and investment control over the shares held of record by Gupta Family Irrevocable Trust for the benefit of minor children. The filing of this statement shall not be construed as an admission that either the Gupta Family Irrevocable Trust or Mr. Gupta is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

The Gupta Family Irrevocable Trust beneficially owns 7.5% of the Class A Common Stock based on 23,087,064 shares of Class A Common Stock outstanding, as reported in the Issuer’s Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2017, filed on October 31, 2017 (the “Form 10-Q”). Assuming the conversion of all 17,301,431 outstanding shares of Class B Common Stock (as reported in the Form 10-Q), including the shares of Class B Common Stock held by the Gupta Family Irrevocable Trust, into Class A Common Stock, the 1,860,000 shares of Class A Common Stock beneficially owned by the Gupta Family Irrevocable Trust in this Schedule 13G would represent 4.6% of the outstanding Class A Common Stock. The Gupta Family Irrevocable Trust beneficially owns shares representing approximately 9.5% of the total voting power of the combined voting classes of the Class A and Class B Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As trustee Mr. Gupta has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

GUPTA FAMILY IRREVOCABLE TRUST

/s/ Vineet Gupta
Vineet Gupta, as Trustee